INVEST IN **ADVANCINGX**

AI-powered solutions for high-risk environments


ASAP
ASAP

advancingx.com Sacramento, CA

Highlights

1. Launching an accredited Space Minor via community college.
2. 31+ patents granted & pending.
3. Partnered with NovaCorp for a filmed-in-space entertainment project.
4. Secured space program deals, including mining operations beyond lunar orbit.
5. Licensed NASA AI Human-Machine Teaming and developed Optimal Team Design algorithms.
6. 138+ countries engaged, with 500% student growth since 2021.
7. Recognized by NASA Goddard, Johns Hopkins APL, and supported by Rep. Kevin Kiley.
8. Academic partnerships, including Woodland College, and launched CEUs through the SPACE program.

Featured Investor



Richard Merenda
Syndicate Lead

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Invested $24,000

"As a lead investor in AdvancingX, I am thrilled to endorse our mission to revolutionize space technology. I have known Dr. Eduardo Diaz, and Advancing X for close to eight years now. Retiring from United States Army after 20 years, I was searching for a new team to be involved with and that Team is AdvancingX. I personally have been involved in micro gravity training at Lake Tahoe and since then I lead all underwater training and events for AdvancingX. I am a certified open-water scuba instructor for both PADI and SSI. AdvancingX stands at the forefront of innovation, combining cutting-edge technology with a visionary approach towards sustainable exploration and resource utilization beyond Earth. The team's passionate expertise and commitment to pushing the boundaries of aerospace engineering have already yielded impressive advancements, including dynamic team building, biosensor watches, and ASAP

advancements, including dynamic team building, biosensor watches, and ASAP (Autonomous Structural Assembly Platform). Moreover, the potential for growth in the space sector is immense, driven by increasing global demand for satellite communications, space exploration, and research. I am confident that AdvancingX is well-equipped to capitalize on these opportunities, offering both significant returns for our investors and valuable contributions to humanity's future. By investing in AdvancingX, you are not only supporting groundbreaking technology but also joining a movement towards a sustainable and prosperous future in space. I look forward to the continued success of our collaboration and the incredible milestones ahead."

Our Team



Eduardo Diaz Founder, CEO, & Chair of the Board

Human Factors Expert Scientist with extensive experience in psychological research. Dr. Diaz drives the strategic direction of AdvancingX and oversees the overall operations of the company.



Soyeon Yi Astronaut Trainer & Board of Directors

South Korea's first and only female astronaut, serves as a valuable member of the Board of Directors. With her expertise in astronaut training and research methodologies, she contributes to the development of training programs and research initiatives.



Layne Fortenberry Strategic Advisor, Investor Relations & Board of Directors

Fortenberry is a member of the Board of Directors. He brings expertise in organizational structure, business development, and partnership building to support AdvancingX's growth.



Suzanne Ravera Board of Directors & COO

Ravera brings 20 years of executive leadership experience to her role. She is responsible for designing and implementing operational strategies, project management, and ensuring effective execution of business plans.



Sean Murray Board of Directors & CTO

Murray brings over 25 years of senior-level IT practice to his role. He is responsible for designing and implementing IT strategies and ensuring the successful implementation of enterprise-wide technologies.

WHY ADVANCINGX?



Imagine a world where critical infrastructure is built and repaired with unparalleled precision—without human risk, delays, waste, or excessive costs. Now, picture that same technology being deployed in space, autonomously constructing and maintaining facilities beyond Earth. This is not science fiction. This is the Autonomous Structural Assembly Platform (ASAP), an innovation designed to change how construction and maintenance happen on Earth and in space.

WHY ADVANCINGX?

WHY ADVANCINGX?

At AdvancingX, we believe the future of space should be sustainable, accessible, and built on collaboration. Since our founding in 2016, we've been working to make that vision a reality—through astronaut training, cutting-edge research, and breakthrough technologies that push the boundaries of what's possible.

What We Do

Commercial Astronaut Training

Online Training Programs

We have the tools to get there:
- Online Training
- Fitness Coaching
- Remote Labs
Career Astronauts

Research and Development

Corporate Team Building Events

AdvancingX is where future astronauts, scientists, and explorers begin their journey—on Earth, underwater, and in the classroom

Known for our groundbreaking, real-world approach to preparing astronauts, we train in the crystal-clear waters of Lake Tahoe using our proprietary Submersible Vehicle—engineered to replicate microgravity environments.

The SubX



Our first prototype, inspired by NASA's Destiny Laboratory Module, became a cornerstone of our underwater astronaut training program

To push this innovation even further, we've partnered with Woodland College to develop SubmersibleX (SubX) version 3—a next-generation underwater space vehicle mockup. This collaboration offers students a rare opportunity: the chance to work on real aerospace hardware while developing the critical skills needed for STEM careers. Together, we're bringing the dream of space down to Earth—where students can actually build it.

But we didn't stop there. AdvancingX is launching an accredited Space Minor program through a community college.

This groundbreaking curriculum fuses space science, mission simulation, and engineering into a fully certified college program. Students don't just learn theory—they earn academic credit while gaining hands-on, mission-based experience that prepares them for real careers in aerospace, advanced technology, and beyond.

In addition to our educational initiatives, AdvancingX is securing key strategic partnerships and agreements that are positioning us at the forefront of the commercial space industry.



Collaboration



with NovaCorp

Our partnership with NovaCorp, a leader in space and entertainment, has led to an exciting project that will be filmed in space.

This collaboration not only demonstrates our technical expertise but also expands our presence in the global media and entertainment sectors.



Space Program Agreements

We've secured multiple strategic agreements for space programs involving **mining beyond lunar orbit**, positioning AdvancingX as a frontrunner in the emerging space resource economy.

These agreements set the stage for major commercial opportunities in the near future, and AdvancingX is training our astronauts in preparation for these missions.

Our leadership is made up of astronauts, cutting-edge scientists, and innovative business experts, all working toward one mission: to make space more accessible for everyone.

With decades of experience in astronaut training, human performance, technology, and strategic partnerships, our team is uniquely equipped to lead the charge.



Suzanne Ravera
BOD & COO



Eduardo Diaz
FOUNDER & CEO



Dr. Soyeon Yi
BOD & ASTRONAUT TRAINER



Sean Murray
BOD & CTO



Layne Fortenberry
BOD

As we continue to push the boundaries of what's possible, AdvancingX is leveraging our intellectual property (IP) to shape the future of space training and technology.

1. We've developed a **patented team selection process** that ensures mission success by using data-driven insights to match crew members based on psychological performance and resilience.

2. Our **biosensor smartwatch,** currently **TRL 6** and tested in parabolic flights, helps astronauts monitor their health in extreme environments, providing real-time data for mission-critical decision-making.


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3. Our **astronaut training program** prepares future space travelers with the skills they need, offering both theoretical and practical experiences that mirror actual space conditions.


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To date, our global astronaut training programs have prepared **22 astronauts** worldwide, with courses ranging from 1 to 5 years. Since 2021, our student enrollment has surged by an incredible **500%**, driven by the demand for our cutting-edge training and the growing interest in space exploration.

With **31 patents pending** and several already approved, AdvancingX is continuously pushing the boundaries of what's possible in space education and technology, ensuring that we remain at the forefront of the industry.


Innovation & IP Leadership
31 patents pending, several approved
Patented psychological crew matching
Designed to boost mission success
Space Health Technology
Smartwatch at TRL 6, flight-tested
Real-time health & stress data
Supports tough environment decisions
Astronaut Training
1–5 year space training courses
22 astronauts trained globally
500% enrollment growth since 2021
Global Reach
Serving rising space education demand
Leading in space-tech + training
Preparing next-gen space workforce

And we're just getting started. Our growth is accelerating, and we're aiming for an IPO in 2026 (not guaranteed). With each step forward, we're not just training astronauts—we're building the infrastructure for humanity's future in space. Now, with ASAP, we're taking another bold leap.


Pre-2025
SubX Constructed
First Career Astronaut Training
Introduced Astronaut Smartwatch
NASA HMT Liscense
Online Training Began
Pre 2025
2025
2025
$124k Raised in A round
Online Training Subscription
FAA Commercial Astronaut Req. Filed
$2M Raised in B round
2026
AdvancingX IPO
2026
2027
2027
Career Astronaut First Suborbital Flight
2028
U.S. Educational Bill Pays AdvancingX Student Tuition
2028
2029
2029
Space Module #1 and #2 LEO
HMFC Mining Operations

Forward-looking projections are not guaranteed.

The Origin Story of ASAP: A Vision Born from Experience and Necessity

Dr. Eduardo Diaz, founder of AdvancingX, has always been a visionary problem-solver. His journey began over 42 years ago as a welding and general contractor apprentice for over 30 years alongside his father in the pharmaceutical, food, and beverage industries. Welding and general contracting was more than just a skill for Eduardo—it was a family legacy. From a young age, he worked alongside his family, learning the skills and techniques that kept their business successful. He dedicated years to refining his craft, always seeking better, more efficient methods.

It was during these formative years that the first prototype of ASAP was born. However, it was a vastly different tool back then—a one-way jack, hand-operated device made of aluminum. While functional and efficient, it was far from perfect. The device played a crucial role in construction projects, particularly in tank repairs, and was used in partnerships with industry giants like PepsiCo, Sunnyside Farms, and Clover Farms. But despite its utility, Eduardo couldn't shake one unsettling reality: the immense risk involved in his line of work. A single misstep could endanger the lives of his crew.

Bringing the device up a wood-made scaffold would require multiple workers due to the device's size and weight. The absence of AI and other advanced technologies meant that everything relied solely on human labor and human skill, significantly increasing costs and material waste. Eduardo knew there had to be a better way.

Even after leaving the welding industry and transitioning into the space sector through his education in psychology, this question never left him: How could he improve this device to make it safer, smarter, and more adaptable—not just on Earth, but in space?



What if there was a device for safer, smarter, and more adaptable repairs—not just on Earth, but in space?

The answer came in a moment of clarity:

- Instead of human risk—integrate AI for autonomous operations.

- Instead of excessive material waste—implement 3D printing technology to create precision repairs on-site.

- Instead of a heavy, cumbersome structure—develop a lightweight, maneuverable platform using dual-hydraulic stabilization.





1

REDUCED WASTE

Prints only what's needed—minimizing excess and unnecessary materials.

2

REDUCED COSTS

Repairs and upgrades happen directly on-site – no extra material.

3

RISK-FREE

Eliminates the need for human labor in hazardous environments.

With decades of expertise in both technology and engineering, Eduardo set out to revolutionize repair and assembly systems. Thus, ASAP (Autonomous Structural Assembly Platform) was born—a groundbreaking solution designed to eliminate human risk, reduce material waste, and redefine efficiency both on Earth and in space.

ASAP is not just a technological innovation; it is a paradigm shift. Eduardo's firsthand experience with inefficiencies, safety hazards, and high costs fueled his determination to create a smarter, safer future. Today, ASAP stands as a testament to that vision—transforming the way industries approach structural repairs and pioneering new frontiers in space exploration.

Then   **Now**



But this vision extends far beyond a single invention. The same challenges Eduardo faced in industrial construction persist across multiple sectors, from aerospace to defense to manufacturing. As industries worldwide grapple with labor shortages, rising costs, and increasing safety concerns, the need for automation and AI-driven solutions has never been greater.

A Once-in-a-Generation Opportunity

ASAP isn't just solving problems—it's designed to tackle challenges across multiple industries through automation and AI.

The global space economy is projected to surpass $1 trillion by 2040, while industrial automation continues to accelerate across sectors. ASAP is uniquely positioned at the intersection of these revolutions, offering a scalable, AI-driven solution to some of the most pressing challenges in aerospace and industrial infrastructure

Why Invest in ASAP —and What Does It Have to Do with AdvancingX?

ASAP is not just one of many projects; it is one of our most crucial innovations, transforming the future of autonomous construction and repair. This project is deeply connected to AdvancingX's core mission, as ASAP will be operated by the astronauts we train, leveraging their expertise to perform high-stakes operations in space and beyond.



ASAP stands out as one of our most impactful R&D achievements.

Controlled by astronauts we trained

The funds we are raising will directly support the development of a mockup, a critical step toward our military demonstration. The $124K we are raising represents our contribution to this specific project, developed in collaboration with our university partner.



ASAP Military Demonstration

The military demonstration, scheduled for September 2025, will showcase ASAP's ability to autonomously repair a bullet hole on an airplane wing—an essential test to prove ASAP's real-world performance.

With tight deadlines and the demonstration rapidly approaching, we're focused on securing the necessary funds to complete the mockup. Once the fundraising goal is reached, Dr. Eduardo Diaz, the founder of AdvancingX, along with Dr. Soyeon Yi, the first Korean astronaut in space, will work with our strategic partner to finalize and develop ASAP for this milestone.

The investment opportunities with ASAP are extensive and extend far beyond the initial prototype. Here's how ASAP's revolutionary technology and multi-industry applications will redefine the future:

Revolutionary Technology

- AI-driven automation eliminates human risk in dangerous environments.

- Hydraulic stabilization and robotic mobility enable precision construction and maintenance.

- Advanced 3D printing allows rapid, cost-effective, and sustainable infrastructure development.

Autonomous Structural Assembly Platform



3D printer head

Dual-hydraulic arms

AI-driven control system

Multi-Industry Applications

- Industrial Sector: Pharmaceutical, food, and dairy manufacturing require continuous maintenance with minimal downtime—ASAP ensures seamless operations.

- Military & Aerospace: A 2025 demonstration will showcase ASAP's capabilities in autonomously repairing aircraft structures and other vital assets.

- Space Exploration: ASAP's modular and autonomous design is ideal for off-Earth construction, supporting lunar and Martian infrastructure projects.

From Risk to Reliability: Revolutionizing Industrial Tank Safety




 

AdvancingX: A Proven Leader in Space & Technology

- Recognized by NASA, Johns Hopkins APL, and leading aerospace organizations.

- Licensed NASA's AI Human-Machine Teaming Technology.

- Developed Optimal Team Design Algorithms to enhance mission-critical workforce efficiency.

AdvancingX received support from California Representative Kevin Kiley



Strategic Partnerships & Market Demand

- Morningbird Space Corporation: Collaborating on 3D printing innovations.

- Projected Market Impact: ASAP targets a multi-billion-dollar industry spanning construction, defense, aerospace, and advanced manufacturing.

Funding the Future: Your Role in This Innovation

To bring ASAP to military demonstration, we are launching a crowdfunding campaign to raise $124,000. These funds will support:

- Final prototype development and testing for military and aerospace applications.

- Advanced AI and robotics integration to enhance automation and decision-making.

- Preparations for next steps in commercial scaling and deployment across pharmaceutical, defense, and space industries.

Use of Funds



By joining this crowdfunding effort, you are not just investing in a company—you are investing in the future of autonomous technology, shaping a safer and more efficient world on Earth and beyond.

Join Us to Explore the Future of Automation in Space

AdvancingX has already established itself as an innovator in space. With the ASAP project, we are set to redefine how critical infrastructure is built and maintained. This is your opportunity to be part of a revolutionary shift—don't miss out!

Invest today and help bring ASAP to life!

